Exhibit 12B
                                                                   Page 1 of 2


             JERSEY CENTRAL POWER & LIGHT COMPANY AND SUBSIDIARY COMPANY
         STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
         AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                     (In Thousands)
                                      UNAUDITED



                                                         Six Months Ended
                                                     June 30,        June 30,
                                                      1997            1996


 OPERATING REVENUES                                 $988,669        $1,005,158

 OPERATING EXPENSES                                  789,454           815,375
   Interest portion of rentals (A)                     5,381             5,761
       Net expense                                   784,073           809,614

 OTHER INCOME:
   Allowance for funds used
     during construction                               1,471             4,259
   Other income, net                                     147             1,818
       Total other income                              1,618             6,077

 EARNINGS AVAILABLE FOR FIXED CHARGES
   AND PREFERRED STOCK DIVIDENDS (excluding
   taxes based on income)                           $206,214          $201,621

 FIXED CHARGES:
   Interest on funded indebtedness                  $ 45,345          $ 44,717
   Other interest (B)                                 13,008            10,359
   Interest portion of rentals (A)                     5,381             5,761
       Total fixed charges                          $ 63,734          $ 60,837

 RATIO OF EARNINGS TO FIXED CHARGES                     3.24              3.31

 Preferred stock dividend requirement               $  6,041          $  6,748
 Ratio of income before provision for
   income taxes to net income (C)                      152.3%            148.4%
 Preferred stock dividend requirement
   on a pretax basis                                   9,200            10,014
 Fixed charges, as above                              63,734            60,837
       Total fixed charges and
         preferred stock dividends                  $ 72,934          $ 70,851

 RATIO OF EARNINGS TO COMBINED FIXED CHARGES
   AND PREFERRED STOCK DIVIDENDS                        2.83              2.85

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                                                                   Exhibit 12B
                                                                   Page 2 of 2


             JERSEY CENTRAL POWER & LIGHT COMPANY AND SUBSIDIARY COMPANY
         STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
         AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                     (In Thousands)
                                      UNAUDITED






 NOTES:

 (A) The Company has included the equivalent of the interest portion of all rentals charged to income as fixed charges for this statement and has excluded such components from Operating Expenses.

 (B) Includes dividends on company-obligated mandatorily redeemable preferred securities of $5,350 for the six month periods ended June 30, 1997 and 1996, respectively.

 (C) Represents income before provision for income taxes of $142,480 and $140,784 for the six month periods ended June 30, 1997 and 1996, respectively, divided by net income of $93,561 and $94,877, respectively for the same periods.

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